May 20, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Amendment No. 2 to Form S-4 filed May 10, 2005
      File No. 333-123309

Dear Messrs. Johnson and Willard:

We have reviewed your draft response letter dated May 19th and have the following comments regarding your proposed response to prior comment 1 in our May 16th letter.

1. We note your May 19 response regarding P&G contacts with Syria and
Gillette contacts with Iran and Iraq.

While your May 10 letter alludes to "the level of sales in each country," neither that letter nor the May 19 letter specifically indicates the dollar amount, or financial materiality to Gillette, of sales of its products into Iran. Additionally, neither of your letters addresses the materiality of your and Gillette`s respective sales into Syria and Iran, countries identified as state sponsors of terrorism and subject to U.S. economic sanctions, when considered in light of non-quantitative factors, including the potential impact upon the companies` reputations and share value. Similarly, neither letter addresses whether sales of your and Gillette`s products into these countries pose a material investment risk to your security holders when considered in light of such non-quantitative factors. Please advise us of your views with respect to these matters.


      Please amend your response to these comments.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE